OFFICER’S CERTIFICATE

This is to certify that the premium for the Investment Company Blanket Bond issued by Berkley Regional Insurance Company to Mutual of America Variable Insurance Portfolios, Inc. was paid for the period March 1, 2021 through March 1, 2022.

Dated: April 15, 2021

/s/ Maria Brophy
Maria Brophy